Form 10-K, Exhibit 13
period 1996-12-28
POLYMER GROUP INC
filed 1997-03-28
CIK 927417

                                                                      Exhibit 13

Selected Consolidated Financial Data
Polymer Group, Inc.
================================================================================
The following table sets forth certain historical financial information of the Company. The statement of operations data for each of the four years in the period ended December 28, 1996, the ten-week period ended January 2, 1993 and the balance sheet data as of December 28, 1996, December 30, 1995, December 31, 1994, January 1, 1994 and January 2, 1993 have been derived from audited financial statements. The statement of operations data for the forty-two week period ended October 22, 1992 were derived from the audited statement of revenues and expenses before corporate interest and income taxes of the Nonwovens Division of Scott Paper Company, a predecessor ("Predecessor") of the Company. The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the financial statements of the Company and related notes thereto and other information included elsewhere in this annual report.





                                                       Company (f)                       Combined (a)   Company     Predecessor
                              --------------------------------------------------------   ------------   ----------  ------------
                                                                                                        Ten-Week      Forty-Two
                                                           Fiscal Year Ended                             Period      Week Period
                              ----------------------------------------------------------------------      Ended        Ended
(In Thousands,                December 28,   December 30,   December 31,    January 1,    January 2,    January 2,   October 22,
Except Per Share Data)            1996           1995           1994          1994          1993          1993         1992
====================================================================================================================================
Statement of operations:
Net sales...................      $521,368       $437,638       $165,333     $121,473      $121,200      $22,081       $99,119
Cost of goods sold..........       389,013        333,606        129,071       97,291       102,980       18,587        84,393
------------------------------------------------------------------------------------------------------------------------------------
 Gross profit...............       132,355        104,032         36,262       24,182        18,220        3,494        14,726
Selling, general and
 administrative expenses ...        70,207         61,744         20,699       13,022         8,044        2,291         5,753
------------------------------------------------------------------------------------------------------------------------------------
 Operating income...........        62,148         42,288         15,563       11,160        10,176        1,203         8,973
Other expense:
Interest expense, net.......        33,641         37,868         13,216        4,387             -          915             -
Foreign currency transaction
 losses, net................         2,955         22,811         17,332        1,363             -          903             -
Income taxes................        10,730          5,216          3,353        1,970             -           11             -
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before
 extraordinary item.........        14,822        (23,607)       (18,338)       3,440             -         (626)            -
Extraordinary item, (loss)
 from extinguishment of debt       (13,932)             -         (4,372)           -             -            -             -
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)...........           890        (23,607)       (22,710)       3,440             -         (626)            -
Redeemable preferred stock
 dividends and accretion....        (3,020)        (4,839)        (1,209)      (2,480)            -            -             -
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss) applicable
 to common stock............      $ (2,130)      $(28,446)     $ (23,919)     $   960      $      -      $     -       $     -
====================================================================================================================================
Income (loss) before
 extraordinary item per
 common share..............       $    .43       $  (1.39)     $   (.95)     $    .05             -            -             -
====================================================================================================================================
Weighted average number of
 shares (b).................        27,688         20,500         20,500       20,500             -            -             -
====================================================================================================================================


                              ----------------------------------------------------------------------------------------------------
                                                   Company (f)                         Combined (a)   Company    Predecessor
                              ----------------------------------------------------------------------------------------------------
                                                                                                      Ten-Week    Forty-Two
                                                                                                       Period    Week Period
                                                       Fiscal Year Ended                                Ended      Ended
                              ---------------------------------------------------------------------
(In Thousands,                DECEMBER 28,   December 30,  December 31,   January 1,     January 2,   January 2, October 22,
Except Per Share Data)            1996           1995         1994          1994            1993         1993         1992
==================================================================================================================================
CASH FLOW AND OTHER DATA:
Cash provided by (used in)
 operating activities......   $ 36,097       $  11,556     $ 17,386       $  6,888       $     -      $(5,561)   $      -
Cash (used in) investing
 activities................    (86,422)       (333,208)     (61,375)        (6,958)            -      (72,699)          -
Cash provided by (used in)
 financing activities......     64,391         327,636       58,482         (1,038)            -       83,602           -
EBITDA (c).................     98,915          72,122       23,864         16,115        15,060        2,087      12,973
EBITDA margin (d)..........       19.0%          16.48%       14.43%         13.27%        12.43%        9.45%      13.09%
Depreciation and
 amortization..............   $ 36,767       $  29,834     $  8,348       $  4,955       $ 4,884      $   884    $  4,000
Mexican statutory employee
 profit sharing (e)........          -               -          (47)             -             -            -           -
Capital expenditures.......     26,739          47,842       11,341          6,505         2,457        1,364       1,093

BALANCE SHEET DATA:
Cash and equivalents and
 marketable
 securities................   $ 48,479       $  22,949     $ 15,755       $  2,694       $ 3,922      $ 3,922    $      -
Working capital (deficit)..     93,154          61,558       31,060         (5,786)        1,774        1,774           -
Total assets...............    708,115         637,981      241,429        103,187        99,258       99,258           -
Total debt.................    382,242         450,878      190,814         57,562        58,600       58,600           -
Redeemable preferred stock,
 dividends and accretion...          -          44,339            -         31,603        29,123       29,123           -
Shareholders' equity
 (deficit).................    195,918          13,752        2,220           (592)       (1,267)      (1,267)          -
=================================================================================================================================

(a) Audited operating data of the Predecessor for the forty-two week period ended October 22, 1992 have been combined for presentation purposes with the audited data of the Company for the ten-week period ended January 2, 1993.
(b) Gives effect to the approximately 19.97 to 1 stock split which was consummated concurrently with the Company's initial public offering ("IPO" or "Offering").
(c) EBITDA is defined as operating income plus depreciation, amortization and Mexican statutory employee profit sharing and is presented because it is generally accepted as providing useful information regarding a company's ability to service and/or incur debt. EBITDA should not be considered in isolation from or as a substitute for net income, cash flows from operating activities and other consolidated income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity.
(d) EBITDA margin represents EBITDA as percentage of net sales.
(e) In accordance with Mexican law, the Company's Mexican subsidiary is required to share with employees 10% of its pre-tax profits.
(f) On June 24, 1994 the Company acquired ("Bonlam Acquisition" and "Fabrene Acquisition", respectively) Bonlam, S.A. de C.V ("Bonlam"), and Fabrene, Inc. ("Fabrene"). On March 15, 1995 the Company acquired ("Chicopee Acquisition") the Nonwovens Business of Johnson & Johnson Advanced Materials Company and Chicopee B.V. (collectively, "Chicopee"). On August 14, 1996 the Company acquired FNA Polymer Corp. ("FNA"), formerly known as Fitesa North America Corporation.

Management's Discussion and Analysis of
Financial Condition and Results of Operations
Polymer Group, Inc.

RESULTS OF OPERATIONS

Set forth below are certain items expressed as a percentage of net sales for fiscal years ended:

                                  DECEMBER 28,   December 30,   December 31,
                                          1996           1995           1994
--------------------------------------------------------------------------------
Net sales by product category:
Hygiene.........................          44.4%          45.1%          80.8%
Medical.........................          17.6           16.7             --
Wiping..........................          17.4           16.7             --
Industrial and specialty........          20.6           21.5           19.2

Net sales.......................         100.0          100.0          100.0
Raw material costs..............          46.1           48.8           52.3
Labor costs.....................           7.6            7.5            7.5
Overhead costs..................          20.9           19.9           18.3

Total costs of goods sold.......          74.6           76.2           78.1

Gross profit....................          25.4           23.8           21.9
Selling, general and
  administrative expenses.......          13.4           14.1           12.5

Operating income................          11.9            9.7            9.4
Other (income) expense:
Interest expense, net...........           6.5            8.7            8.0
Foreign currency
  transaction losses, net.......           0.5            5.2           10.5
Income (loss) before
  income taxes and
  extraordinary item............           4.9           (4.2)          (9.1)

Income taxes....................           2.1            1.2            2.0

Income before
  extraordinary item............           2.8           (5.4)         (11.1)

Extraordinary item, net of
  income tax benefit............           2.6             --            2.6

Net income (loss)...............           0.2%          (5.4)%        (13.7)%


1996 COMPARED TO 1995

The Company experienced a high level of demand for several of its advanced technologies in 1996. Net sales for 1996 were $521.4 million, an $83.7 million, or 19.1%, increase over net sales of $437.6 million in 1995. The Company achieved growth through both strategic acquisitions and capacity expansions of existing assets. Net sales increased by $62.9 million as a result of the inclusion of a full twelve months of Chicopee operations in 1996 as compared to only nine and one half months in 1995. Market demand was up in all major product categories, with hygiene and medical products representing the strongest unit growth.

Hygiene product sales increased $33.6 million to $231.2 million (44.4% of consolidated net sales) in 1996, from $197.6 million (45.1% of consolidated net sales) in 1995. Sales of hygiene products made with spunbond and spunbond-meltblown-spunbond ("SMS"), adhesive bond and apertured film technologies increased by $28.5 mllion in 1996. Driving the internal growth of hygiene products was the Mexican SMS expansion and rising demand for apertured film facings, partially offset by declining thermal bond volume and the discontinuation of purchased spunbond from a former joint venture partner. SMS fabric has been the fastest-growing technology within the nonwovens industry, experiencing demand growth in excess of 10% globally in 1996. The growth in net sales reflects the Company's continued investment in SMS capacity to support the rising demand for high performance nonwoven fabrics in hygiene and medical applications. The Company's spunbond and SMS revenues increased 137% in 1996 as a result of the successful SMS line start-up in San Luis Potosi, Mexico, and the acquisition of FNA in October of 1996. Anticipating continued strong growth for spunbond polypropylene products, the Company recently announced its commitment to install a high volume multi-polymer line at the Mooresville, North Carolina facility in late 1997. Higher volumes of adhesive bond sublayer fabrics for hygiene applications also contributed to the increase in revenues from 1995 to 1996.

Sales of traditional carded nonwoven fabric for the hygiene market declined somewhat in 1996 due to a shift in market demand towards spunbond/SMS technology. While this trend is expected to continue as new spunbond/SMS capacity is added to the industry globally, the Company believes demand for its traditional carded nonwoven fabric will continue at high levels due to the unique attributes of this technology, competitive pricing, and the development of new end uses. Additionally, the adoption of the clothlike backsheet feature by major diaper producers remains a potential opportunity for greater demand of light weight nonwoven fabric that would further utilize the Company's traditional carded nonwoven fabric.

Medical product sales increased $18.7 million to $91.7 million in 1996, from $73.0 million in 1995. The Company's medical business benefited from a high level of unit volume growth during the year, offset by a decrease in average unit selling prices as a result of the pass through of lower raw material costs. The net increase in total medical sales between 1996 and 1995 attributable to volume growth was $7.5 million, or 10.2%, offset by price reductions of $5.9 million related to lower material cost. Growth in medical sales attributable to the acquisition of FNA and Chicopee were $17.2 million.

Wiping product sales were $90.6 million in 1996, compared to $73.0 million in 1995, reflecting an increase of $17.6 million. Revenue growth in the wipes category was principally due to inclusion of a full year of Chicopee operations.

Sales of industrial and specialty products were $107.8 million in 1996, compared to $94.1 million in 1995, up 14.6% due primarily to the acquisitions of FNA and Chicopee. In addition, industrial and specialty product revenue grew in 1996 as a result of: (i) new product introductions such as decal backings, apparel interlinings, window coverings and landscape fabrics; and (ii) growth in established product lines such as microporous separators, crop covers, home furnishings, clean room rollgoods and industrial protective coverings.

Gross profit was $132.4 million, or 25.4% of net sales, compared to $104.0 million, or 23.8% of net sales in 1995. The improvement in gross profit as a percentage of sales was largely due to lower raw material costs. After a rapid rise in the cost of key raw materials in 1995, the costs of the Company's primary raw materials decreased by late 1995 and continued to decline into 1996. As a result, material costs decreased 2.7% as a percent of net sales from the previous year. Woodpulp, rayon fiber, polyester fiber and polypropylene resin declined most significantly in 1996 relative to 1995. Polyethylene resin was initially lower in the first half of 1996 but price increases since mid year were only partially passed through to the market. Polypropylene fibers, which represent a major share of the Company's purchases, experienced a stable price environment in 1996. During 1996 the Company successfully completed a strategic cost reduction project with the installation of polypropylene fiber spinning equipment at the Neunkirchen, Germany facility for its internal fiber requirements. The Company expects to complete qualifications of the new fiber product and to begin to realize cost savings in fiscal 1997. Additionally, the Company has increased its gross margins as a result of improvements in manufacturing efficiencies and material utilization and a mix shift to greater value added products. The Company has improved material utilization primarily by reducing waste, controlling weight variation and designing lower basis weight products. Overhead expenses increased from 19.9% of net sales in 1995 to 20.9% of net sales in 1996 as a result of higher depreciation on completed capital expenditures and transitional overhead associated with the integration of value-added production in the hygiene product category.

Selling, general and administrative expenses were $70.2 million in 1996, compared with $61.7 million in 1995, an increase of $8.5 million primarily due to the acquisition of FNA in August 1996 and a full year of expenses related to the Chicopee operations compared with nine and one half months in 1995. As a percentage of net sales, selling, general and administrative expenses decreased to 13.5% in 1996 from 14.1% in 1995. The decrease reflects lower selling and administrative expenses due to efficiencies resulting from increased sales volume. The Company continued to aggressively develop its key technologies in 1996, spending approximately $6.9 million on designated research and development activities. Company engineers developed over 49 new fabric styles utilizing the Apex(R) technology; commercialized a proprietary new hygiene fabric for improved wetness acquisition; commercialized a heavyweight shop towel as a line extension in wipes; and enhanced manufacturing quality and efficiency.

As nonwoven fabrics become more specialized, the Company's challenge is to develop greater value and functionality in its products and to get new and improved products to the marketplace sooner. In a move to meet this challenge, the Company's product development lines currently located at its research and development facility in Dayton, New Jersey, will be relocated among the Company's manufacturing facilities in 1997. Management believes this will reduce the cycle time for the introduction of new products and processes by allowing manufacturing personnel to be more involved in the development process.

Interest expense decreased $4.3 million from $37.9 million in 1995 to $33.6 million in 1996. Interest expense as a percentage of net sales decreased to 6.5% in 1996 from 8.7% in 1995. These decreases are principally due to a lower average amount of indebtedness outstanding in 1996. Net foreign currency transaction losses were approximately $3.0 million (0.5 % of net sales) in 1996 versus $22.8 million (5.2% of net sales) in 1995. In 1996, the Company's European operations incurred net foreign currency transaction losses of $6.2 million which were offset by net foreign currency transaction gains of $3.3 million within the Company's Mexican operation. The IPO and related debt refinancing (collectively, the "Recapitalization") eliminated the majority of the Company's United States dollar intercompany debt, effectively reducing the Company's exposure to foreign currency fluctuations as discussed more fully in "Liquidity and Capital Resources".

Income before nonrecurring charges was $14.8 million in 1996 versus a loss before nonrecurring charges of $23.6 million in 1995. Income before nonrecurring charges was favorably impacted during 1996 by increased profitability attributable primarily to volume increases within the hygiene and industrial and specialty product categories. Offsetting the effects of improved gross profit were foreign currency transaction losses of approximately $3.0 million in 1996. The Company provided for income taxes before nonrecurring charges of $10.7 million during 1996, representing an effective tax rate of approximately 42%. Unfavorably impacting net income in the prior year was a higher effective tax rate resulting from foreign losses which did not give rise to a corresponding tax benefit.

In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," a valuation allowance of $14.1 million has been recognized at December 28, 1996 to offset deferred tax assets due to the uncertainty of realizing the benefit of foreign net operating and capital loss carryforwards of approximately $16.9 million. The Company has operating loss carryforwards of approximately $28.7 million for federal income tax purposes expiring in the years 2007-2011; capital loss carryforwards of $6.0 million related to its Canadian operations; and operating loss carryforwards of $15.6 million which begin to expire in 2002 related to its Mexican operation. No accounting recognition has been given to the potential income tax benefit related to the Canadian and Mexican operating loss carryforwards. The Company has not provided U.S. income taxes for undistributed earnings of foreign subsidiaries which are considered to be retained indefinitely for reinvestment. The distribution of these earnings would result in additional foreign withholding taxes and additional U.S. federal income taxes to the extent they are not offset by foreign tax credits, but it is not practicable to estimate the total liability that would be incurred upon such a distribution. However, in 1996, the Company provided approximately $3.5 million for income taxes related to the distribution of earnings from certain of its foreign operations which are not considered to be retained indefinitely for reinvestment.

As a result of the Recapitalization, the Company recorded nonrecurring charges of approximately $13.9 million (net of the related income tax benefit of approximately $7.5 million), or $.51 per common share, related to the write-off of previously capitalized debt issue costs and prepayment penalties paid in connection with the repurchase of $50.0 million in principal of the Company's Senior Notes.

1995 Compared to 1994

Consolidated net sales increased $272.3 million, to $437.6 million in 1995 from $165.3 million in 1994, primarily as a result of the inclusion of Chicopee for the period from March 16, 1995 to December 30, 1995 and, to a lesser extent, from the inclusion of a full year of Fabrene and Bonlam net sales in 1995. For the period from March 16, 1995 to December 30, 1995, Chicopee's net sales were $225.6 million. Net sales for Fabrene and Bonlam increased $38.1 million, to $77.9 million in 1995 from $39.8 million in 1994. Of this increase, $30.6 million was attributable to the inclusion of a full year of net sales. The remaining $7.5 million increase in sales for Fabrene and Bonlam represented organic volume growth of 10.6% during fiscal 1995. This volume growth was made possible by the 1995 SMS capacity expansions at the Company's Mexican facility and the woven capacity additions in North Bay, Ontario, Canada. Organic growth in the rest of the Company's businesses was $8.6 million, or 6.8% over 1994, and was principally due to price increases for the Company's hygiene products, reflecting higher raw material costs and the addition of higher value end-use products.

Gross profit as a percentage of net sales increased to 23.8% in 1995 from 21.9% in 1994, primarily as a result of favorable diversification in the product mix from the acquired businesses and, to a lesser extent, cost reduction programs and decreases in raw material prices. In particular, the addition of the wipes product category to the Company's business produced a favorable impact on gross margins. Gross profit increased $67.7 million, to $104.0 million in 1995 from $36.3 million in 1994, primarily due to the Chicopee Acquisition and the effect of a full year of Fabrene and Bonlam. Raw material costs decreased to 48.8% of net sales in 1995 from 52.3% of net sales in 1994, reflecting a mix of less expensive raw materials associated with Chicopee. Labor expenses remained constant at 7.5%. Overhead expenses increased from 18.3% of net sales in 1994 to 19.9% of net sales in 1995 as a result of higher depreciation on completed capital expenditures and the additional over head expenses of Chicopee. The Company's gross profit not attributable to the inclusion of Chicopee and a full year of Fabrene and Bonlam was relatively flat between 1995 and 1994 as a result of the following factors: (i) highly competitive pricing by diaper producers,
(ii) excess supply and soft pricing of spunbond products, and (iii) capacity limitations at the North Bay, Ontario wovens facility, which prevented incremental volume growth until capacity was added.

Selling, general and administrative expenses increased $41.0 million to $61.7 million in 1995 from $20.7 million in 1994, due to the acquisition of Chicopee and the inclusion of a full year of operating expenses of Fabrene and Bonlam. Selling, general and administrative expenses as a percentage of net sales increased to 14.1% in 1995 from 12.5% in 1994, primarily as a result of the acquisition of a branded wipes business as part of the Chicopee Acquisition, which business requires greater selling and distribution expenses than the Company's other businesses. General and administrative expenses increased $18.2 million between 1995 and 1994 as a result of the Chicopee Acquisition, although general and administrative expenses as a percentage of net sales remained constant at 6.6%.

Interest expense increased $24.7 million to $37.9 million in 1995 from $13.2 million in 1994. Interest expense as a percentage of net sales increased to 8.7% in 1995 from 8.0% in 1994. These increases are principally due to a higher average amount of indebtedness outstanding in 1995 connected with the Chicopee Acquisition. Net foreign currency transaction losses were $22.8 million (5.2% of net sales) in 1995 and $17.1 million (10.3% of net sales) in 1994. In 1995, the Company's Canadian and European operations collectively incurred net foreign currency transaction gains of $1.6 million which were offset by net foreign currency transaction losses of $24.4 million within the Company's Mexican operation. During the fourth quarter of 1994, the Mexican government discontinued monetary support for the nuevo peso allowing it to float to market rates, which resulted in a devaluation of the nuevo peso of approximately 124% between December 20, 1994 and December 30, 1995. Approximately 97% ($23.5 million ) of the Company's Mexican related net foreign currency transaction losses during 1995 resulted from its United States dollar denominated intercompany indebtedness. As previously discussed, the Recapitalization eliminated the majority of the Company's United States dollar intercompany debt, effectively reducing the Company's exposure to foreign currency fluctuations.

Net loss increased $0.9 million, to $23.6 million in 1995 from $22.7 million in 1994, primarily as a result of an increase in net foreign currency transaction losses of $5.8 million related mainly to the continued devaluation of the Mexican nuevo peso during 1995 and to an increase in interest expense of $24.7 million due to a higher average amount of indebtedness outstanding in 1995 connected with the Chicopee Acquisition. Increasing the Company's net loss in 1995 was a high effective tax rate resulting from foreign losses, which did not give rise to a corresponding tax benefit. Net loss was reduced during 1995 as a result of increased net sales of $272.3 million and increased gross profit of $67.7 million, each attributable primarily to the Chicopee Acquisition.

Liquidity and Capital Resources
Operating Activities

At fiscal year-end 1996 the Company had $36.1 million of cash compared to $11.6 million at year-end 1995, an increase of $24.5 million. This increase arose principally from a higher level of operating income in 1996 and lower interest costs due principally to a lower average amount of indebtedness outstanding in 1996. The Company's working capital increased $31.6 million, or 51.3%, from $61.6 million in 1995 to $93.2 million in 1996, primarily as a result of increases in accounts receivable and inventories offset by lower increases in accounts payable and accrued expenses. Cash and equivalents and marketable securities were $48.5 million at December 28, 1996 as compared to $22.9 million at December 30, 1995, an increase of $25.6 million.

Investing and Financing Activities

On May 15, 1996, the Company completed its Offering of 11.5 million shares of common stock at an offering price of $18.00 per share. Net proceeds to the Company after underwriting fees and related costs were $190.8 million. As part of the Offering, the Company consummated the following transactions: (i) effectively repaid all outstanding indebtedness under the existing credit facilities and terminated the facilities; (ii) redeemed $50.0 million principal amount of the Senior Notes at a premium of 112.25%; (iii) redeemed the preferred stock of Chicopee at a price equal to $1,000 per share plus accrued but unpaid dividends of $46.9 million; (iv) redeemed the preferred stock of the Company at a price equal to $1,000 per share plus accrued but unpaid dividends of $10.5 million; and (v) entered into a New Credit Facility which consists of a $200.0 million term loan and a $125.0 million revolving credit facility. In order to enter into the New Credit Facility, the Company was required to obtain the consents of holders of a majority of the outstanding principal amount of the Senior Notes. Pursuant to a consent solicitation statement dated March 14, 1996, the Company solicited and received the required consents, and, accordingly, the Company and the trustee executed a Third Supplemental Indenture dated April 9, 1996 that became effective concurrently with the Offering, which allowed the Company to enter into the New Credit Facility.

On August 14, 1996, a wholly-owned subsidiary of the Company completed the acquisition of the business of FNA for approximately $48.0 million in a transaction accounted for by the purchase method of accounting. FNA produces polypropylene fabrics for the nonwovens industry utilizing spunbond/SMS technologies. FNA competes primarily in three markets: hygiene markets, including adult incontinence products and feminine hygiene products; disposable products, including landscape and agricultural applications; and durable products, including products for home furnishings.

Polymer Group maintains a comprehensive capital expenditure program and continuously evaluates strategic acquisition opportunities to expand its existing production capacity or enhance production technologies. Capital programs which are currently in process as well as those which were completed in 1996 are consistent with the Company's criteria for capital expenditures which include projects to debottleneck or expand the highest growth technologies such as spunbond/SMS, spunlace and apertured films. Capital spending in 1996 approximated $26.7 million. During the third quarter of 1996, the Company announced plans to install a 4.2 meter wide SMS line at its Mooresville, North Carolina plant site. The new line will have the capability to produce polyester nonwoven fabric as well as polypropylene and other polymer-based fabric. Other anticipated uses include industrial and specialty applications made possible by the new line's multi-polymer capability. The total capital outlay for this new line is expected to approximate $25.0 million with commercial start-up expected to begin in the fourth quarter of 1997.

The Company believes that based on current levels of operations and anticipated growth, its cash from operations, together with other available sources of liquidity, including but not limited to, borrowings under the New Credit Facility, will be adequate over the next several years to make required debt payments, including interest thereon, permit anticipated capital expenditures and fund the Company's working capital requirements.

As disclosed in its Registration Statement on Form S-1, declared effective by the Securities and Exchange Commission on May 9, 1996, and in connection with the Chicopee Acquisition, management of the Company adopted a plan to relocate manufacturing equipment, corporate offices and certain equipment used in Chicopee's North American research and development activities to other sites within the United States. Accordingly, the Company provided for accrued restructuring costs of approximately $17.9 million in connection with the allocation of the purchase price to the fair value of assets acquired and liabilities assumed. During 1996 and 1995, the Company charged approximately $3.5 million and $2.4 million, respectively, against the accrued restructuring reserve. In 1996, the charges against the restructuring reserve related primarily to: (i) the relocation of assets, including equipment used in production and research and development related activities ($2.5 million); (ii) the relocation of the acquiree's corporate headquarters ($0.8 million); and
(iii) other miscellaneous costs within the provisions of the restructuring plan ($0.2 million). At December 28, 1996, the Company's total accrued restructuring costs associated with the plan approximated $12.0 million. Management currently estimates that approximately $10.0 million of the total accrued restructuring costs will be incurred during 1997; therefore, this portion of the total accrual has been recognized as a current liability in the consolidated balance sheet.

Environmental

The Company is subject to a broad range of federal, foreign, state and local laws governing regulations relating to the pollution and protection of the environment. Among the many environmental requirements applicable to the Company are laws relating to air emissions, wastewater discharges and the handling, disposal and release of solid and hazardous substances and wastes. Based on continuing internal review and advice from independent consultants, the Company believes that it is currently in substantial compliance with environmental requirements. The Company is also subject to laws, such as the Federal Comprehensive

Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA"), that may impose liability retroactively and without fault for releases of hazardous substances at on-site or off-site locations. The Company is not aware of any releases for which it may be liable under CERCLAor any analogous provision. As a result, the Company does not currently anticipate any material adverse effect on its operations, financial condition or competitive position as a result of its efforts to comply with environmental requirements. Some risk of environmental liability is inherent, however, in the nature of the Company's business, and there can be no assurance that material environmental liabilities will not arise.

Effect of Inflation

Inflation generally affects the Company by increasing the cost of labor, equipment and raw materials. The Company believes that inflation had no material effect on the Company's results of operations during fiscal 1996. See "Foreign Currency" below.

Foreign Currency

The Company manufactures certain of its products in Germany, Canada, Mexico and the Netherlands. The Company accounts for and reports translation of foreign currency transactions and foreign currency financial statements in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation" ("FAS 52"). For all periods through December 28, 1996, the foreign entities have used the local currency as the functional currency and translated assets and liabilities at period-end exchange rates and income and expense accounts at the average exchange rates prevailing during the period. The non-cash adjustment resulting from translation of financial statements is recorded in a separate component of shareholders' equity. Prior to the translation of financial statements, the foreign entities adjust assets and liabilities which are to be settled in a currency other than the functional currency to the functional currency using period-end exchange rates.

Effective December 29, 1996, the Company changed the functional currency for its Mexican subsidiary from the nuevo peso to the United States dollar due to economic factors and circumstances including: (i) the cumulative inflation index in Mexico has been approximately 100% over a three year period ending December 28,1996; (ii) an increase in the volume of transactions denominated in dollars including dollar-indexed transactions; and (iii) the cash flows of the Company's Mexican subsidiary are directly affected since a substantial portion of transactions are dollar denominated or dollar-indexed. Over 50% of product shipments from the Company's Mexican subsidiary during 1996 were either dollar denominated or dollar-indexed transactions. Since a significant portion of transactions are dollar-based, inflationary increases have not had a material effect on the Company's results of operations, as indicated in "Effect of Inflation" above.

The dollar translated amount for nonmonetary assets, primarily property, plant and equipment and goodwill, at December 28, 1996 was the accounting basis for those assets at December 29, 1996 and for subsequent periods. Additionally, the Mexican-related cumulative translation adjustment at December 28, 1996 accumulated in shareholders' equity prior to this change in functional currency remains a separate component of shareholders' equity.

Derivatives

The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. Such products are used only to manage well-defined interest rate risks. Premiums paid for purchased interest rate cap agreements are charged to expense over the rate cap period. On May 16, 1996 and in connection with the Recapitalization, the Company entered into a London Interbank Bid Offer Rate-based interest rate cap agreement. The agreement period extends through March 30, 1999, subject to adjustment, and provides for a notional amount of $100.0 million which declines ratably over the rate cap term. If the rate cap exceeds 9% on each quarterly reset date, as defined in the agreement, the Company is entitled to receive an amount by which the rate cap exceeds 9%. Over the term of the agreement in 1996, such amount did not exceed 9%.

New Accounting Standards

On December 31, 1995, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The effect of adoption did not have a material impact on the Company's results of operations. In connection with its IPO, the Company adopted the provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). FAS 123 establishes financial accounting and reporting standards for stock-based compensation plans. As permitted by FAS 123, the Company elected to account for stock-based compensation awards in accordance with Accounting Principles Board No. 25.

Safe Harbor Statement

This annual report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In addition, from time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Such forward-looking statements may be included in, but are not limited to, various filings made by the Company with the Securities and Exchange Commission, press releases or oral statements made with the approval of an authorized executive officer of the Company. Actual results could differ materially from those projected or suggested in any forward-looking statements as a result of a variety of factors and conditions. The following factors could cause actual results to differ materially from historical results or those anticipated: adverse economic conditions, competition in the Company's markets, fluctuations in raw material costs, and other risks detailed in documents filed by Polymer Group, Inc. with the Securities and Exchange Commission, including the Company's Registration Statement on Form S-1 declared effective on May 9, 1996.

Report of Manangement
Polymer Group, Inc.

================================================================================
Management is responsible for the integrity and objectivity of the consolidated financial statements. The statements have been prepared in accordance with generally accepted accounting principles and, accordingly, include certain amounts based on management's best estimates and judgment.

To meet its responsibility, management has established and maintains a system of internal controls that provides reasonable assurance regarding the integrity and reliability of the financial statements and the protection of assets from unauthorized use or disposition. These systems are supported by qualified personnel and by an appropriate division of responsibilities. There are limits inherent in any system of internal controls since the cost of monitoring such systems should not exceed the desired benefit. Management believes that the company's system of internal controls is effective and provides an appropriate cost/benefit balance.

The Board of Directors, acting through its Audit Committee composed solely of nonemployee directors, is responsible for determining that management fulfills its responsibilities in the preparation of financial statements and maintains financial control of operations. The Audit Committee recommends to the Board of Directors the appointment of independent auditors subject to ratification by the shareholders. It meets regularly with management and the independent auditors.

The independent auditors provide an objective, independent review as to management's discharge of its responsibilities insofar as they relate to the fair presentation of the consolidated financial statements. Their report is presented separately.



/s/ Jerry Zucker
Jerry Zucker
Chairman, President and Chief Executive Officer



/s/ James G.Boyd
James G.Boyd
Executive Vice President
and Chief Financial Officer


Report of Ernst & Young LLP, Independent Auditors



================================================================================
The Board of Directors
Polymer Group, Inc.

We have audited the accompanying consolidated balance sheets of Polymer Group, Inc. as of December 28, 1996 and December 30, 1995, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for each of the three years in the period ended December 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Polymer Group, Inc. at December 28, 1996 and December 30, 1995 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 28, 1996 in conformity with generally accepted accounting principles.



/s/ Ernst & Young LLP

Greenville, South Carolina
January 23, 1997

Consolidated Balance Sheets
Polymer Group, Inc.







                                                           December 28,   December 30,
(In Thousands, Except Share Data)                                  1996           1995
==========================================================================================
Assets:
Current assets:
Cash and equivalents....................................       $ 37,587       $ 18,088
Marketable securities...................................         10,892          4,861
Accounts receivable, net................................         64,752         58,288
Inventories.............................................         55,637         47,882
Deferred income taxes...................................          5,172          4,100
Other...................................................         10,387         13,691
------------------------------------------------------------------------------------------
 Total current assets...................................        184,427        146,910
Property, plant and equipment, net......................        406,527        380,338
Intangibles, loan acquisition and
 organization costs, net................................         96,932         95,753
Deferred income taxes...................................         10,741          9,500
Other...................................................          9,488          5,480
------------------------------------------------------------------------------------------
 Total assets...........................................       $708,115       $637,981
==========================================================================================
Liabilities and shareholders'
 equity:
Current liabilities:
Accounts payable........................................       $ 36,059       $ 36,550
Accrued liabilities.....................................         33,130         29,813
Income taxes payable....................................          1,196          4,295
Deferred income taxes...................................          1,391          3,756
Current portion of long-term debt.......................         19,497         10,938
------------------------------------------------------------------------------------------
 Total current liabilities..............................         91,273         85,352
Long-term debt, less current
 portion................................................        362,745        439,940
Deferred income taxes...................................         52,115         43,192
Other noncurrent liabilities............................          6,064         11,406
Mandatory redeemable preferred stock of subsidiary;
 13% cumulative, non-voting, $.01 par value -
 0 shares authorized, issued and outstanding
 at 1996 (40,000 shares authorized, issued and
 outstanding at 1995); plus accumulated dividends of
 $0 at 1996 ($4,575 at 1995); mandatory
 redemption value of $0 at 1996 ($44,575 at 1995).......              -         44,339
Shareholders' equity:
Series preferred stock - $.01 par value,
 10,000,000 shares authorized at 1996 (0 at 1995);
 0 shares issued and outstanding at 1996 and 1995......               -              -
Common stock - $.01 par value, 100,000,000 shares
 authorized at 1996 (0 at 1995);  32,000,000 shares
 issued and outstanding at 1996 (0 at 1995)............             320              -
Non-voting common stock - $.01 par value,
 3,000,000 shares authorized at 1996 (0 at 1995);
 0 shares issued and outstanding at 1996 and 1995......               -              -
Class A-1 common stock - $.0005 par value,
 0 shares authorized at 1996 (8,985,641 at 1995);
 0 shares issued and outstanding at 1996
 (5,359,615 at 1995)...................................               -              3
Class A-2 common stock - $.0005 par value,
 0 shares authorized at 1996 (998,405 at 1995);
 0 shares issued and outstanding at 1996
 (698,883 at 1995).....................................               -             -
Class A-3 common stock - $.0005 par value,
 0 shares authorized at 1996 (2,995,214 at 1995);
 0 shares issued and outstanding at 1996
 (2,296,330 at 1995)...................................               -             1
Class B common stock - $.0005 par value,
 0 shares authorized at 1996 (11,980,854 at 1995);
 0 shares issued and outstanding at 1996
 (10,727,437 at 1995)..................................               -              6
Class C common stock - $.0005 par value,
 0 shares authorized at 1996 (4,992,023 at 1995),
 0 shares issued and outstanding at 1996 and 1995.......              -              -
Additional paid-in capital..............................        243,662         53,134
(Deficit)...............................................        (54,783)       (52,653)
Cumulative translation adjustment.......................          6,790         12,919
Unrealized holding gain (loss) on
 marketable securities..................................            (71)           342
------------------------------------------------------------------------------------------
                                                                195,918         13,752
------------------------------------------------------------------------------------------
  Total liabilities and
  shareholders' equity..................................       $708,115       $637,981
==========================================================================================
See accompanying notes.

Consolidated Statements of Operations
Polymer Group, Inc.


                                                                     For the Fiscal Year Ended
                                                           --------------------------------------------
                                                           DECEMBER 28,   December 30,   December 31,
(In Thousands, Except Per Share Data)                          1996           1995        1994
=======================================================================================================
Net sales............................................          $521,368       $437,638       $165,333
Cost of goods sold...................................           389,013        333,606        129,071
-------------------------------------------------------------------------------------------------------
  Gross profit.......................................           132,355        104,032         36,262
Selling, general and administrative expenses.........            70,207         61,744         20,699
-------------------------------------------------------------------------------------------------------
  Operating income...................................            62,148         42,288         15,563
Other expense:
Interest expense, net................................            33,641         37,868         13,216
Foreign currency transaction losses, net.............             2,955         22,811         17,332
-------------------------------------------------------------------------------------------------------
                                                                 36,596         60,679         30,548
-------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and extraordinary
  item...............................................            25,552        (18,391)       (14,985)
Income taxes.........................................            10,730          5,216          3,353
-------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary item..............            14,822        (23,607)       (18,338)
Extraordinary item, loss from extinguishment of
  debt, net of income tax benefit of $7,492 in 1996
  ($1,846 in 1994)...................................           (13,932)            --         (4,372)
-------------------------------------------------------------------------------------------------------
Net income (loss)....................................               890        (23,607)       (22,710)
Redeemable preferrred stock dividends and
  accretion..........................................            (3,020)        (4,839)        (1,209)
-------------------------------------------------------------------------------------------------------
Net (loss) applicable to common stock................          $ (2,130)      $(28,446)      $(23,919)
=======================================================================================================

Net income (loss) per common share:
Income (loss) before extraordinary item..............          $    .43       $  (1.39)      $   (.95)
Extraordinary item, net of income tax benefit........              (.51)            --           (.21)
-------------------------------------------------------------------------------------------------------
Net (loss) applicable to common stock................          $   (.08)      $  (1.39)      $  (1.17)
=======================================================================================================
Weighted average number of shares....................            27,688         20,500         20,500
=======================================================================================================

See accompanying notes.

Consolidated Statements of Shareholders' Equity (Deficit)
Polymer Group, Inc.


For the Fiscal Years Ended December 28, 1996,
December 30, 1995 and December 31, 1994


                                                                                                        Unrealized
                                                                                          Cumulative  Holding Gain
                                                                   Additional             Translation    (Loss) on
                                                          Common    Paid-in               Adjustments   Marketable
(In Thousands, Except Share Data)                          Stock    Capital    (Deficit)   and Other    Securities     Total
=================================================================================================================================
Balance -- January 1, 1994......................            $  2   $     78    $    (52)    $  (620)         $   -     $   (592)
Exchange of preferred stock and shareholder
 loans for common stock.........................               -     23,929           -           -              -       23,929
Cash paid to and collected from
 shareholders...................................               -       (595)       (236)         80              -         (751)
Acquisition of affiliate........................               -       (876)          -        (698)             -       (1,574)
Issuance of stock (29,435,640 shares)...........              15          -           -           -              -           15
Net loss........................................               -          -     (22,710)          -              -      (22,710)
Foreign currency translation adjustments........               -         90           -       5,022              -        5,112
Cumulative dividends on redeemable
 preferred stock and discount accretion.........               -          -      (1,209)          -              -       (1,209)
----------------------------------------------------------------------------------------------------------------------------------
Balance -- December 31, 1994....................              17     22,626     (24,207)      3,784              -        2,220

Exchange of Class A and B stock
 (32,959,130 shares)............................             (17)   (22,626)          -           -              -      (22,643)
Issuance of Class A-1 stock (5,359,615 shares)..               3     21,155           -           -              -       21,158
Issuance of Class A-2 stock (698,883 shares)....               -      4,015           -           -              -        4,015
Issuance of Class A-3 stock (2,296,330 shares)..               1      4,621           -           -              -        4,622
Issuance of Class B stock (10,727,437 shares)...               6     22,843           -           -              -       22,849
Issuance of warrants............................               -        500           -           -              -          500
Net loss........................................               -          -     (23,607)          -              -      (23,607)
Foreign currency translation adjustments........               -          -           -       9,135              -        9,135
Cumulative dividends on redeemable
 preferred stock and discount accretion.........               -          -      (4,839)          -              -       (4,839)
Unrealized holding gain on marketable
 securities.....................................               -          -           -           -            342          342
---------------------------------------------------------------------------------------------------------------------------------
Balance -- December 30, 1995....................              10     53,134     (52,653)     12,919            342       13,752

Exercise of warrants (1,417,735 shares).........               1         (1)          -           -              -            -
Approximate 19.97 to 1 stock split..............             194       (194)          -           -              -            -
Issuance of stock, net of costs incurred
 (11,500,000 shares)............................             115    190,723           -           -              -      190,838
Net income......................................               -          -         890           -              -          890
Foreign currency translation adjustments........               -          -           -      (6,129)             -       (6,129)
Cumulative dividends on redeemable
 preferred stock and discount accretion.........               -          -      (3,020)          -              -       (3,020)
Unrealized holding (loss) on
 marketable securities..........................               -          -           -           -           (413)        (413)
---------------------------------------------------------------------------------------------------------------------------------
Balance -- December 28, 1996....................            $320   $243,662    $(54,783)    $ 6,790          $ (71)    $195,918
=================================================================================================================================
See accompanying notes.

Consolidated Statements of Cash Flows
Polymer Group, Inc.


                                                                 For the Fiscal Year Ended
                                                       --------------------------------------------
                                                       DECEMBER 28,   December 30,   December 31,
(In Thousands)                                                 1996           1995           1994
===================================================================================================
OPERATING ACTIVITIES
Net income (loss)....................................     $     890      $ (23,607)     $ (22,710)
Adjustments to reconcile net income (loss) to net
  cash provided by operating activities:
Extraordinary item, net of income tax benefit........        13,932             --          4,372
Depreciation and amortization expense................        36,767         29,834          8,348
Foreign currency transaction losses, net.............         2,955         22,811         17,055
Provision for losses on accounts receivable and
  price concessions...................................        9,060          5,788            435
Provision for deferred income taxes..................           339         (1,375)           582
Changes in operating assets and liabilities, net of
  effect of acquisitions:
Accounts receivable..................................       (11,966)       (16,160)        (7,401)
Inventories..........................................        (6,353)        (7,799)         3,953
Accounts payable and accrued expenses................        (5,860)        (2,666)        13,381
Other, net...........................................        (3,667)         4,730           (629)
---------------------------------------------------------------------------------------------------
Net cash provided by operating activities............        36,097         11,556         17,386
---------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Purchases of property, plant and equipment...........       (26,739)       (47,842)       (11,341)
Purchases of marketable securities...................       (22,879)       (22,521)        (4,705)
Proceeds from sales of marketable securities.........        16,713         19,929          2,707
Acquisition of businesses, net of cash acquired......       (52,466)      (281,358)       (48,643)
Organization and other costs.........................        (1,051)        (1,416)           607
---------------------------------------------------------------------------------------------------
Net cash (used in) investing activities..............       (86,422)      (333,208)       (61,375)
---------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Issuance of common stock, net of costs incurred......       190,838         30,000             15
Proceeds from debt...................................       308,277        273,654        189,514
Payments of debt.....................................      (375,989)       (13,638)      (113,404)
Issuance of redeemable preferred stock
  and warrants.......................................        10,000         40,000             --
Redemption of preferred stock........................       (57,359)            --        (13,324)
Loan acquisition, debt prepayment and other
  costs, net.........................................       (11,376)        (2,380)        (4,319)
---------------------------------------------------------------------------------------------------
Net cash provided by financing activities............        64,391        327,636         58,482
Effect of exchange rate changes on cash..............         5,433         (1,724)        (3,359)
---------------------------------------------------------------------------------------------------
Net increase in cash and equivalents.................        19,499          4,260         11,134
Cash and equivalents at beginning of year............        18,088         13,828          2,694
---------------------------------------------------------------------------------------------------
Cash and equivalents at end of year..................     $  37,587      $  18,088      $  13,828
===================================================================================================
Noncash investing and financing activities:
Issuance of common stock in exchange for preferred
  stock, cumulative dividends and common stock in
  affiliated companies...............................     $      --      $      --      $  23,065
Cumulative dividends on redeemable preferred
  stock and accretion................................         3,020          4,839          1,209
Approximate 19.97 to 1 stock split...................           194             --             --
Supplemental information:
Cash paid for interest...............................        38,111         43,186          3,949
Cash paid for income taxes...........................         6,602          5,027          1,298
Acquisition of businesses:
Fair value of assets acquired........................        61,946        358,814        122,165
Liabilities assumed and incurred.....................         9,480         77,456         73,522
Cash paid............................................        52,466        281,358         48,643
===================================================================================================

See accompanying notes.

Notes to Consolidated Financial Statements
Polymer Group, Inc.

===============================================================================
Note 1. Description of Business and Significant Accounting Policies

(a) Description of Business

Polymer Group, Inc. ("Polymer Group" or "Company") operates in one business segment, manufacturing and marketing woven and nonwoven polyolefin fabric. The Company's principle lines of business include hygiene and medical products for consumer applications, wiping products and industrial and specialty products. The Company operates thirteen manufacturing facilities located in the United States, Canada, Mexico, the Netherlands and Germany.

(b) Basis of Presentation and Use of Estimates

The accompanying consolidated financial statements of Polymer Group, a Delaware corporation incorporated on June 16, 1994, are prepared on the basis of generally accepted accounting principles and include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All material intercompany accounts are eliminated in consolidation. Certain amounts previously presented in the consolidated financial statements for prior periods have been reclassified to conform to current classification. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Revenue Recognition

Revenue from product sales is recognized at the time ownership of goods transfers to the customer and the earnings process is complete.

(d) Cash Equivalents and Investment Income

Investment securities with maturities of three months or less at the time of acquisition are considered cash equivalents. Investment income approximated $1.9 million in 1996 and consists primarily of interest income from highly liquid investment sources. Interest expense in the consolidated statements of operations is net of investment income and capitalized interest (see explanation
(h) below). Investment income was not significant in 1995 or 1994.

(e) Marketable Securities

In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company has classified equity securities as available-for-sale which are carried at fair value based on quoted market prices. Unrealized holding gains and losses on available-for-sale securities are included as a component of shareholders' equity. Realized gains and losses are determined on the specific identification method and included in the determination of net income. Marketable securities as of December 28, 1996 and December 30, 1995 consist of the following:

(In Thousands)                                                    1996     1995
================================================================================

Marketable securities (common and
 preferred stock):
Cost.......................................................    $10,963   $4,519
Unrealized gains...........................................          -      342
Unrealized (losses)........................................        (71)       -
--------------------------------------------------------------------------------
Gross fair value...........................................    $10,892   $4,861
================================================================================

(f) Accounts Receivable and Concentration of Credit Risks

Accounts receivable potentially expose the Company to concentration of credit risk, as defined by Statement of Financial Accounting Standards No. 105 "Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentration of Credit Risk." The Company provides credit in the normal course of business and performs ongoing credit evaluations on certain of its customers' financial condition, but generally does not require collateral to support such receivables. The Company also establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. The allowance for doubtful accounts was $3.8 and $1.9 million at December 28, 1996 and December 30, 1995, respectively, which management believes is adequate to provide for credit loss in the normal course of business, as well as losses for customers who have filed for protection under the bankruptcy law. Johnson & Johnson ("J&J") and The Procter & Gamble Company ("P&G") accounted for approximately 29% and 14%, respectively, of the Company's sales in 1996. In 1995, J&J and P&G accounted for approximately 28% and 15%, respectively, of the Company's sales. P&G accounted for approximately 38% of the Company's sales in 1994.

(g) Inventories

Inventories are stated at the lower of cost or market using the first-in, first-out method of accounting. Supply inventories not expected to be utilized within one year are classified as other non-current assets. Inventories, classified as current assets, as of December 28, 1996 and December 30, 1995, consist of the following:

--------------------------------------------------------------------------------

(In Thousands)                        1996     1995
=====================================================
Finished goods.....................  $26,809  $22,476
Work in process and stores and
 maintenance parts.................    3,328    4,010
Raw materials......................   25,500   21,396
-----------------------------------------------------
Total..............................  $55,637  $47,882
=====================================================

(h) Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed for financial reporting purposes on the straight-line method over the estimated useful lives of the related assets. The estimated useful lives established for building and land improvements range from 18 to 33 years, and the estimated useful lives established for machinery, equipment and other fixed assets range from 3 to 15 years. Costs of the construction of certain long-term assets include capitalized interest which is amortized over the estimated useful life of the related asset. The Company capitalized approximately $0.8, $1.9 and $0.5 million of interest costs during 1996, 1995 and 1994, respectively.

(i) Intangibles, Loan Acquisition and Organization Costs
The excess of cost over the fair value of net assets of companies acquired is amortized on the straight-line method over an estimated useful life of 40 years. Identified intangible assets consist primarily of costs allocated in the acquisitions to supply agreements, proprietary technology and other acquisition related arrangements. Such costs are amortized on the straight-line method over periods not exceeding an estimated useful life of ten years. Capitalized organization costs are amortized over five years on the straight-line method. Loan acquisition costs relating to long-term debt are amortized over the term of the related debt. The lives established for these assets are a composite of many factors; accordingly, the Company evaluates the continued appropriateness of these lives based upon the latest available economic factors and circumstances. The carrying value of goodwill is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill is reduced by the estimated shortfall of cash flows.

(j) Derivatives
The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. Such products are used only to manage well-defined interest rate risks. Premiums paid for purchased interest rate cap agreements are charged to expense over the rate cap period. On May 16, 1996, and in connection with the New Credit Facility (see Note 8. Long-Term
Debt), the Company entered into a London Interbank Bid Offer Rate ("LIBOR")- based interest rate cap agreement. The agreement period extends through March 30, 1999, subject to adjustment, and provides for a notional amount of $100.0 million which declines ratably over the rate cap term. If the rate cap exceeds 9% on each quarterly reset date, as defined in the agreement, the Company is entitled to receive an amount by which the rate cap exceeds 9%. Over the term of the agreement in 1996, such amount did not exceed 9%. Charges to expense in 1996 related to derivative products were not significant.

(k) Fair Value of Financial Instruments
The Company has estimated the fair value amounts of financial instruments as required by Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, such estimates are not necessarily indicative of the amounts that the Company would realize in a current market exchange. The carrying amount of cash and equivalents, marketable securities, accounts receivable, other assets and accounts payable are reasonable estimates of their fair values. Fair value of the Company's long-term debt was estimated using interest rates at those dates for issuance of such financial instruments with similar terms and remaining maturities and other independent valuation methodologies. The estimated fair value of long-term debt at December 28, 1996 and December 30, 1995 was $391.2 million and $445.2 million, respectively.

(l) Income Taxes
The provision for income taxes and corresponding balance sheet accounts are determined in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). Under FAS 109, the deferred tax liabilities and assets are determined based upon temporary differences between the basis of certain assets and liabilities for income tax and financial reporting purposes. A valuation allowance is recognized if it is more likely than not that some portion or all of a deferred tax asset will not be ultimately realized.

(m) Research and Development
The cost of research and development is charged to expense as incurred and is included in selling, general and administrative expense in the consolidated statement of operations. The Company incurred approximately $6.9, $6.4 and $2.9 million of research and development expense during 1996, 1995 and 1994, respectively.

--------------------------------------------------------------------------------

(n) Foreign Currency Translation

For all periods through December 28, 1996, the local currencies of the Company's foreign subsidiaries have been determined to be the functional currencies in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation" ("FAS 52"). Assets and liabilities of the Company's foreign subsidiaries are translated into United States dollars at current exchange rates and resulting translation adjustments are included as a separate component of shareholders' equity while revenue and expense accounts of these operations are translated at weighted average exchange rates during the period. Transaction gains and losses are included in the determination of net income. See Note 18. Subsequent Events for discussion of the Company's change in functional currency for its Mexican subsidiary from the nuevo peso to the United States dollar.

(o) Net Income (Loss) Per Common Share

Net income (loss) per common share is determined by dividing net income (loss) applicable to common stock by the average number of shares outstanding during the period. Stock options are considered common stock equivalents, but are excluded from the calculation of net income (loss) per common share since their effect is antidilutive.

(p) New Accounting Standards

On December 31, 1995, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The effect of adoption did not have a material impact on the Company's results of operations. In connection with the Company's initial public offering of common stock ("IPO" or "Offering"), the Company adopted the provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). FAS 123 establishes financial accounting and reporting standards for stock-based compensation plans. As permitted by FAS 123, the Company elected to account for stock-based compensation awards in accordance with Accounting Principles Board No. 25. Accordingly, the Company has disclosed information required by FAS 123 in Note 11. Stock Option Plan.


Note 2. Initial Public Offering

Initial Public Offering

On May 15, 1996, the Company completed the Offering of 11.5 million shares its common stock at a price of $18.00 per share. Net proceeds to the Company after underwriting fees and other related costs were approximately $190.8 million. Pursuant to the Recapitalization Agreement dated May 6, 1996, all of the warrants to acquire shares of Class C common stock were exercised, and the outstanding shares of Class A common stock, Class B common stock, and Class C common stock were converted into shares of a single class of common stock concurrently with the IPO. In connection with the IPO, the Company's Board of Directors ("Board") approved an approximately 19.97 to 1 stock split. Accordingly, all common share and warrant data in the consolidated financial statements have been restated to reflect such stock split. In connection with consummation of the Offering, the Company consummated the following transactions: (i) effectively repaid all outstanding indebtedness under the FiberTech and Chicopee Credit Facilities ("Facilities") and terminated the Facilities, redeemed $50.0 million principal amount of the 12 1/4% Senior Notes at a premium of 112.25% plus accrued and unpaid interest and entered into a New Credit Facility (together with the IPO, the "Recapitalization") (see Note 8. Long-Term Debt); (ii) redeemed the preferred stock of Chicopee, Inc. at a price of $1,000 per share plus accrued but unpaid dividends (of approximately $46.9 million); and (iii) redeemed the preferred stock of the Company, which was issued on January 11, 1996 (see Note 17. Certain Matters), at a price of $1,000 per share plus accrued but unpaid dividends (of approximately $10.5 million). Redeemable preferred stock activity during 1996 and 1995 consists of the following:

                                                                Fiscal Year
                                                            -------------------
(In Thousands)                                                1996       1995
--------------------------------------------------------------------------------
Balance at beginning of period............................  $ 44,339    $    --
Issuances of redeemable preferred stock...................    10,000     39,500
Accrued dividends and discount accretion..................     3,020      4,839
Redemption of redeemable preferred stock..................   (57,359)        --
--------------------------------------------------------------------------------
Balance at end of period..................................  $     --    $44,339
--------------------------------------------------------------------------------

Shareholders' Equity

As a result of the Offering, the Company's authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, 3,000,000 shares of non-voting common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. Subject to certain regulatory limitations, the non-voting common stock is convertible on a one-for-one basis into common stock at the option of the holder. The Company's Board may, without further action by Polymer Group's shareholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences, conversion features, dividend rate (including whether such dividend shall be cumulative or noncumulative) and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for common dividends. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to holders of shares of common stock. Following the Offering, 100,000 shares of junior preferred stock were reserved for issuance in connection with the Rights Plan (see Note 12. Shareholder Rights Plan).

Note 3. Organization and Acquisitions

On June 24, 1994, the Company issued $150.0 million in 12 1/4% Senior Notes (see
Note 8. Long-Term Debt); acquired two affiliated companies, PGI Polymer, Inc. ("PGI") and Fabrene Inc. ("Fabrene"); and acquired Bonlam, S.A. de C.V. ("Bonlam"). Following these transactions, PGI, Fabrene and Bonlam became wholly-owned subsidiaries of the Company. PGI, a holding company, was acquired by exchanging 1,522,370 shares of the Company's common stock and approximately $13.3 million in cash for all of the outstanding shares of common stock and preferred stock of PGI, and accrued dividends thereon. The acquisition was considered to be between entities under common control and was accounted for at historical cost in a manner similar to a pooling of interests. The net assets of PGI on a historical cost basis were approximately $16.3 million at the time of the acquisition. Prior to the acquisitions of PGI and Fabrene by the Company, PGI owned 27% of Fabrene, a Canadian-based manufacturer and marketer of woven polyolefin fabrics. This equity interest was acquired indirectly by the Company in connection with the acquisition of PGI. The remaining 73% was acquired by the Company in a transaction accounted for by the purchase method of accounting. To effect the transaction, Fabrene acquired shares of its common stock and warrants from a shareholder, and repaid a subordinated loan to the shareholder for $12.5 million in cash. The remaining shareholders of Fabrene exchanged their common stock and common stock warrants for 128,220 shares of common stock of the Company and approximately $0.8 million in cash. The Company's total cost of acquiring the ownership not previously owned by PGI was approximately $7.0 million. The Company also acquired all the outstanding common stock of Bonlam, a Mexican-based manufacturer and marketer of spunbond nonwoven products, for approximately $40.7 million in a transaction accounted for by the purchase method of accounting.

On March 15, 1995, the Company completed the acquisition ("Chicopee Acquisition") of the Nonwovens Business of Johnson & Johnson Advanced Materials Company and Chicopee B.V. (collectively, "Chicopee") from J&J for an aggregate consideration of $290.0 million in a transaction accounted for by the purchase method of accounting. Chicopee manufactures and markets nonwoven roll and converted products, with a leading market share in the domestic and international health care market. On August 14, 1996, PGI completed the acquisition ("FNA Acquisition") of the business of FNA Polymer Corp. ("FNA") (formerly known as Fitesa North America Corporation) for approximately $48.0 million in a transaction accounted for by the purchase method ot accounting. FNA produces polypropylene fabrics for the nonwovens industry. The results of FNA are included in the accompanying consolidated statements of operations for the period from the date of acquisition through December 28, 1996.

The following pro forma information in the table below is based on historical financial statements of the Company, FNA and Chicopee adjusted to give effect to the Offering, the FNA Acquisition, the Chicopee Acquisition and the financing thereof as if such events occurred on December 31, 1995 and January 1, 1995, respectively. The allocation of the purchase price for the FNA Acquisition is subject to revision based on facts and circumstances. The unaudited pro forma financial information in the table below does not purport to represent what the Company's results of operations would have been had the FNA Acquisition, the Chicopee Acquisiton and the Offering actually occurred at the beginning of the respective periods, or project the Company's results of operations for any future periods.

                                        Fiscal Year
                                    ------------------
(In Thousands)                          1996      1995
------------------------------------------------------
Net sales.........................  $540,395  $519,600
Income before extraordinary item..    19,323    10,284
Net income........................     4,765     2,858
------------------------------------------------------
Per share:
Income before extraordinary item..  $    .60  $    .32
Net income........................       .15       .09
------------------------------------------------------

-------------------------------------------------------------------------------
Note 4. Property, Plant and Equipment

Property, plant and equipment as of December 28, 1996 and December 30, 1995, consist of the following:


(In Thousands)                                                 1996        1995
================================================================================
Cost:
Land....................................................   $  9,272    $  9,091
Buildings and land improvements.........................     84,089      75,297
Machinery, equipment and other..........................    365,464     316,712
Construction in progress................................     12,915      18,429
--------------------------------------------------------------------------------
                                                            471,740     419,529
Less accumulated depreciation...........................    (65,213)    (39,191)
--------------------------------------------------------------------------------
                                                           $406,527    $380,338
================================================================================

Depreciation charged to expense was $27.2, $21.0 and $6.3 million during 1996, 1995 and 1994, respectively.


Note 5. Intangibles, Loan Acquisition and Organization Costs

Intangibles, loan acquisition and organization costs as of December 28, 1996 and December 30, 1995, consist of the following:

(In Thousands)                                                 1996        1995
================================================================================
Cost:
Goodwill................................................   $ 61,801    $ 41,837
Identified intangibles:
Supply agreement........................................     13,431      13,000
Proprietary technology..................................     24,100      24,100
Other...................................................        902         876
Loan acquisition costs..................................      8,302      21,613
Organization costs......................................      6,752       7,375
--------------------------------------------------------------------------------
                                                            115,288     108,801
Less accumulated amortization...........................    (18,356)    (13,048)
--------------------------------------------------------------------------------
                                                           $ 96,932    $ 95,753
================================================================================

Amortization charged to expense was $9.6, $8.9 and $2.1 million during 1996, 1995 and 1994, respectively. The approximate $20.0 million increase in goodwill between 1996 and 1995 results from the FNA Acquisition. Additionally, the $13.3 million decrease in loan acquisition costs between 1996 and 1995 results from the early extinguishment of debt in connection with the Offering as discussed in
Note 2. Initial Public Offering and Note 15. Quarterly Results of Operations (Unaudited).


Note 6. Accrued Liabilities

Accrued laibilities as of December 28, 1996 and December 30, 1995, consist of the following:

(In Thousands)                                                 1996        1995
================================================================================
Accrued liabilities:
Interest payable..........................................  $ 6,778     $ 8,898
Salaries, wages and other
 fringe benefits..........................................    7,116       5,924
Restructuring costs.......................................   10,036       7,540
Other.....................................................    9,200       7,451
--------------------------------------------------------------------------------
                                                            $33,130     $29,813
================================================================================

As disclosed in its Registration Statement on Form S-1, declared effective by the Securities and Exchange Commission on May 9, 1996, and in connection with the Chicopee Acquisition, management of the Company adopted a plan to relocate manufacturing equipment, corporate offices and certain equipment used in Chicopee's North American research and development activities to other sites within the United States. Accordingly, the Company provided for accrued restructuring costs of approximately $17.9 million in connection with the allocation of the purchase price to the fair value of assets acquired and liabilites assumed. During 1996 and 1995, the Company charged approximately $3.5 million and $2.4 million, respectively, against the accrued restructuring reserve. In 1996, the charges against the restructuring reserve related primarily to: (i) the relocation of assets, including equipment used in production and research and development related activities ($2.5 million); (ii) the relocation of the acquiree's corporate headquarters ($0.8 million); and
(iii) other miscellaneous costs within the provisions of the restructuring plan ($0.2 million). At December 28, 1996, the Company's total accrued restructuring costs associated with the plan approximated $12.0 million. Management currently estimates that approximately $10.0 million of the total accrued restructuring costs will be incurred during 1997; therefore, this portion of the total accrual has been recognized as a current liability in the consolidated balance sheet.

Note 7. Commitments and Contingencies

Leases

The Company leases certain manufacturing, warehousing and other facilities and equipment under operating leases. The leases on most of the properties contain renewal provisions. Rent expense (net of sub-lease income), including incidental leases, approximated $2.4, $2.3 and $0.3 million in 1996, 1995 and 1994, respectively. Rental income approximated $2.2 and $2.3 million in 1996 and 1995, respectively. The approximate net minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year at December 28, 1996 as follows:


                          Gross      Lease        Net
                         Minimum    and Sub-    Minimum
                          Rental     Lease       Rental
(In Thousands)           Payments   (Income)    Payments
=========================================================
1997..................    $1,778    $   (445)   $  1,333
1998..................     1,484      (1,068)        416
1999..................     1,302      (1,068)        234
2000..................     1,213      (1,068)        145
2001..................     1,137      (1,068)         69
Thereafter............     2,086     (14,408)    (12,322)
---------------------------------------------------------
                          $9,000    $(19,125)   $(10,125)
=========================================================

Purchase Commitments

At December 28, 1996, the Company had commitments of approximately $73.5 million related to the purchase of raw materials and converting services and approximately $30.9 million related to capital projects.

Collective Bargaining Agreements

At December 28, 1996, the Company had a total of approximately 2,300 employees worldwide. Of this total, approximately 900 employees are represented by labor unions or trade councils that have entered into separate collective bargaining agreements with the Company. Approximately 34% of the Company's labor force is covered by collective bargaining agreements which will expire within one year.



Environmental

The Company is subject to a broad range of federal, foreign, state and local laws governing regulations relating to the pollution and protection of the environment. Among the many environmental requirements applicable to the Company are laws relating to air emissions, wastewater discharges and the handling, disposal and release of solid and hazardous substances and wastes. Based on continuing internal review and advice from independent consultants, the Company believes that it is currently in substantial compliance with environmental requirements. The Company is also subject to laws, such as the Federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA"), that may impose liability retroactively and without fault for releases of hazardous substances at on-site or off-site locations. The Company is not aware of any releases for which it may be liable under CERCLA or any analogous provision. As a result, the Company does not currently anticipate any material adverse effect on its operations, financial condition or competitive position as a result of its efforts to comply with environmental requirements. Some risk of environmental liability is inherent, however, in the nature of the Company's business, and there can be no assurance that material environmental liabilities will not arise.


Note 8. Long-Term Debt

Long-term debt as of December 28, 1996 and December 30, 1995, consists of the following:


(In Thousands)                                                                                                      1996      1995
====================================================================================================================================
Senior Notes, due July 15, 2002, interest rate 12 1/4%..........................................................  $100,000  $150,000
Term Loans, Facility A, B and C payable in quarterly installments ranging from $751 to $9,588 for the period
 from March 31, 1997 through March 31, 2002; interest at rates ranging from 4.88% to 7.44%......................   199,189        --
Revolving Credit Facility, due March 31, 2002 (subject to two one-year extensions at the request of the
 Company), interest at rates ranging from 4.88% to 7.50%........................................................    80,894        --
FiberTech Revolving Credit Facility, Tranche A aggregate principal of $46,600 due 1997; Tranche B aggregate principal of $25,000 due 1998, interest at rates ranging from 9.00% to 10.50%, paid in full in 1996 in
 connection with the Offering...................................................................................        --    71,600
Chicopee Term Loans, Tranche A - $10,000 payable in 1996, $20,000 payable in 1997, $25,000 payable in 1998,
 $30,000 payable in 1999, $34,000 payable in 2000, and $6,000 payable in 2001;  Tranche B - $850 payable yearly from 1996 through 2000, $34,000 payable in 2001, $42,000 payable in 2002 and $4,113 payable in 2003, interest at base or LIBOR rates plus a margin ranging from 1.5% to 3.25%, paid in full in 1996 in
 connection with the Offering...................................................................................        --   209,363
Chicopee Revolving Credit Facility, due 2001, interest at rates ranging from 8.63% to 10.50%, paid in full in
 1996 in connection with the Offering...........................................................................        --    18,000
Other...........................................................................................................     2,159     1,915
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   382,242   450,878
Less current maturities.........................................................................................    19,497    10,938
------------------------------------------------------------------------------------------------------------------------------------
Total...........................................................................................................  $362,745  $439,940
====================================================================================================================================

--------------------------------------------------------------------------------
Long-term debt maturities consist of the following:

(In Thousands)
==============================================================
1997................................................  $ 19,497
1998................................................    26,834
1999................................................    36,850
2000................................................    46,789
2001................................................    56,517
Thereafter..........................................   195,755
==============================================================

Senior Notes

In June 1994, the Company issued and sold $150.0 million principal amount of 12 1/4% Senior Notes due 2002 pursuant to a Purchase Agreement dated June 17, 1994 and an indenture dated June 24, 1994, as amended by the First Supplemental Indenture dated as of March 15, 1995, the Second Supplemental Indenture dated as of September 14, 1995, and the Third Supplemental Indenture dated as of April 9, 1996 (as so amended the "Indenture"). The Senior Notes are unsecured senior obligations of the Company and are guaranteed by certain of the Company's subsidiaries as more fully discussed in Note 9. Selected Financial Data of Guarantors. The Senior Notes are subject to redemption at any time on or after July 15, 1998, at the option of the Company based on certain redemption prices including accrued and unpaid interest, if any, to the redemption date. Notwithstanding the foregoing, at any time prior to July 15, 1997, the Company was entitled to redeem up tp $50.0 million of the Senior Notes originally issued at a redemption price of 112.25% of the principal amount redeemed plus accrued interest to the redemption date. Accordingly, the Company, in connection with its IPO, redeemed $50.0 million of the Senior Notes for approximately $58.7 million. See Note 2. Initial Public Offering. The Indenture contains a number of covenants restricting the operations of the Company and its subsidiaries, including covenants regarding limitations on dividends and other restrictions. As of December 28, 1996, the Company was in compliance with covenant provisions associated with the Senior Notes. If a change of control (as defined in the Indenture) occurs at any time, then each holder shall have the right to require that the Company purchase the Senior Notes in whole or in part at an amount equal to 101% of the principal amount of such Senior Notes, plus accrued interest.


New Credit Facility

In connection with the Offering, the Company and its subsidiaries entered into a new credit facility ("New Credit Facility"). The New Credit Facility consists of term loans in the aggregate principal amount of $200.0 million and revolving credit loans in an aggregate principal amount not to exceed $125.0 million. $130.0 million in the aggregate of the term loans are denominated in United States dollars, $40.0 million of the term loans are denominated in Dutch guilders and $30.0 million of the term loans are denominated in Canadian dollars. Revolving loans may be denominated in United States dollars, Dutch guilders (up to $15.0 million) and Canadian dollars (up to $5.0 million). All indebtedness under the New Credit Facility is guaranteed (in whole or in part) by each of the Company's domestic and certain of its foreign subsidiaries. The interest rates applicable to borrowings under the New Credit Facility are, in the case of United States dollar denominated loans, the agent's base rate or LIBOR, in the case of Dutch guilder denominated loans, the applicable Eurocurrency rate, and in the case of Canadian dollar denominated loans, the agent's Canadian base rate or the BA rate, in each case plus a margin determined on the basis of the ratio of the Company's total consolidated indebtedness to its consolidated earnings before interest, taxes, depreciation and amortization on a rolling four quarter basis. The margin applicable to base rate loans range from 0.0% to 1.25% and the margin for LIBOR, Eurocurrency and BA loans range from 1.0% to 2.5%. The New Credit Facility contains covenants customary for financings of this type. As of December 28, 1996, the Company was in compliance with covenant provisions associated with the New Credit Facility. In order to enter into the New Credit Facility with terms and conditions described above, the Company was required to obtain the affirmative consents of holders of a majority of the outstanding principal amount of the Senior Notes. Pursuant to a consent solicitation statement dated March 14, 1996, the Company solicited and received the required consents, and accordingly, the Company and the trustee executed a Third Supplemental Indenture that became effective concurrently with consummation of the Offering, which allowed the Company to enter into the New Credit Facility. Commitment fees on the New Credit Facility are generally equal to a percentage of the daily unused average amount of each such commitment. At December 28, 1996, unused commitments under the New Credit Facility approximated $44.1 million. Loan acquisition costs, including commitment fees, approximated $5.3 million and $13.5 million in 1996 and 1995, respectively.

Note 9.  Selected Financial Data of Guarantors

Payment of the Senior Notes is unconditionally guaranteed, jointly and severally, on a senior basis by FiberTech Group, Inc., PGI, Chicopee Holdings, Inc., and Chicopee, Inc. (collectively, the "Guarantors"), wholly-owned subsidiaries of the Company. Management has determined that separate complete financial statements of the Guarantors would not provide additional material information to users of the financial statements. The following sets forth selected financial data of the Guarantors:

                                                                  Chicopee                           FiberTech         PGI
(In Thousands)                                                 Holdings, Inc.*    Chicopee Inc.*    Group, Inc.    Polymer, Inc.
--------------------------------------------------------------------------------------------------------------------------------
Fiscal year ended December 28, 1996:
Statement of Operations Data:
Net sales .................................................        $     -           $201,430        $121,183        $      -
Operating income ..........................................            103             23,692           1,258           4,360
Income (loss) before income taxes and extraordinary item ..            633              7,330          (4,219)         15,775
Income (loss) before extraordinary item ...................            367              4,398          (2,447)          9,150
Extraordinary item ........................................              -             (8,678)         (1,462)           (605)
Net income (loss) .........................................            367             (4,280)         (3,909)          8,545
Balance Sheet (at end of period):
Working capital ...........................................        $ 7,519           $ 12,866        $ 19,688        $    331
Total assets ..............................................         37,473            285,550         164,420         485,401
Total debt (excluding intercompany indebtedness) ..........              -             87,000          54,000               -
Shareholder's equity ......................................        $30,492             19,687          53,022         419,065

Fiscal year ended December 30, 1995:
Statement of Operations Data:
Net sales .................................................        $     -           $152,529        $134,889        $      -
Operating income (loss) ...................................              -             13,417           5,476            (716)
Income (loss) before income taxes .........................            215              2,285             518            (572)
Net income (loss) .........................................            125              1,360             311            (343)
Balance Sheet (at end of period):
Working capital (deficit) .................................        $ 7,056           $  3,842        $ 22,525        $ (2,383)
Total assets ..............................................         37,056            336,551         154,118         103,673
Total debt (excluding intercompany indebtedness) ..........              -            227,363          71,600               -
Shareholder's equity ......................................         30,125             26,521          58,638          62,956

Fiscal year ended December 31, 1994:
Statement of Operations Data:
Net sales .................................................        $     -           $      -        $126,310        $      -
Operating income (loss) ...................................              -                  -           8,591            (393)
Income (loss) before income taxes and extraordinary item ..              -                  -           5,161            (710)
Income (loss) before extraordinary item ...................              -                  -           3,162            (426)
Extraordinary item ........................................              -                  -          (1,803)              -
Net income (loss) .........................................              -                  -           1,359            (426)
---------------------------------------------------------------------------------------------------------------------------------

* Chicopee Holdings, Inc. and Chicopee, Inc. were acquired as part of the Chicopee Acquisition on March 15, 1995 (see Note 3. Organization and Acquisitions). These entities became guarantors of the Senior Notes concurrently with the IPO.

--------------------------------------------------------------------------------

Note 10. Income Taxes

Significant components of the provision for income taxes are as follows:

                                           Fiscal Year
                                 --------------------------------
(In Thousands)                      1996          1995      1994
=================================================================
Current:
Federal and state..............  $    --        $1,461   $  (812)
Foreign........................    2,899         5,130     1,737
Deferred:
Federal and state..............    8,324          (826)    2,679
Foreign........................     (493)         (549)     (251)
-----------------------------------------------------------------
Income tax before
 extraordinary item............   10,730         5,216     3,353
Income tax benefit from:
Extraordinary item, loss from
 early extinguishment
 of debt.......................   (7,492)           --    (1,846)
-----------------------------------------------------------------
Total income tax expense.......  $ 3,238        $5,216   $ 1,507
=================================================================

The Company's provision for income taxes in 1996 includes the benefit of utilizing net operating loss carryforwards of approximately $4.9 million. At December 28, 1996, the Company had: (i) operating loss carryforwards of approximately $28.7 million for federal income tax purposes expiring in the years 2007 - 2011; (ii) capital loss carryforwards of approximately $6.0 million related to its Canadian operation; and (iii) operating loss carryforwards of approximately $15.6 million which begin to expire in 2002 related to its Mexican operation. No accounting recognition has been given to the potential income tax benefit related to the Canadian and Mexican operating loss carryforwards. The Company has not provided U.S. income taxes for undistributed earnings of foreign subsidiaries which are considered to be retained indefinitely for reinvestment. The distribution of these earnings would result in additional foreign withholding taxes and additional U.S. federal income taxes to the extent they are not offset by foreign tax credits, but it is not practicable to estimate the total liability that would be incurred upon such a distribution. However, in 1996, the Company provided approximately $3.5 million for income taxes related to the distribution of earnings from certain of its foreign operations which are not considered to be retained indefinitely for reinvestment. Significant components of the Company's deferred tax assets and liabilities as of December 28, 1996 and December 30, 1995 are as follows:


(In Thousands)                                                             1996          1995
================================================================================================
Deferred tax assets:
Provision for restructuring............................................  $  2,566      $  3,341
U.S. net operating loss carryforward...................................    10,057         4,360
Foreign net operating and capital
 loss carryforward.....................................................     6,821         9,660
Foreign tax credits....................................................     1,356           783
Other..................................................................     9,262         7,248
------------------------------------------------------------------------------------------------

Total deferred tax assets..............................................    30,062        25,392
Valuation allowance for deferred
 tax assets............................................................   (14,149)      (11,792)
------------------------------------------------------------------------------------------------
Net deferred tax assets................................................    15,913        13,600

Deferred tax liabilities:
Depreciation and amortization..........................................   (22,159)      (16,827)
Basis difference on fixed assets.......................................   (23,561)      (27,795)
Provision for undistributed foreign
 earnings not considered to be
 retained indefinitely for reinvestment................................    (3,301)           --
Other, net.............................................................    (4,485)       (2,326)
------------------------------------------------------------------------------------------------
Total deferred tax liabilities.........................................   (53,506)      (46,948)
------------------------------------------------------------------------------------------------
Net deferred taxes.....................................................  $(37,593)     $(33,348)
================================================================================================

Taxes on income are based on earnings (loss) before taxes as follows:

                                                                                      Fiscal Year
                                                                         -------------------------------------
(In Thousands)                                                               1996         1995           1994
==============================================================================================================
Domestic...............................................................   $11,018     $  1,611       $  4,056
Foreign................................................................    14,534      (20,002)       (19,041)
--------------------------------------------------------------------------------------------------------------
                                                                          $25,552     $(18,391)      $(14,985)
==============================================================================================================

The provision for income taxes at the Company's effective tax rate differed from the provision for income taxes at the statutory rate as follows:

                                                                                      Fiscal Year
                                                                         -------------------------------------
(In Thousands)                                                               1996         1995          1994
==============================================================================================================
Computed tax (benefit)
 expense at the statutory rate.........................................   $ 8,943       $(6,437)     $ (5,095)
Valuation allowance....................................................       418         7,521         6,800
Withholding taxes......................................................       964         1,244           720
Effect of foreign operations, net......................................       347         2,375           239
Other, net.............................................................        58           513           689
--------------------------------------------------------------------------------------------------------------
Provision for income taxes
 before extraordinary item.............................................    10,730         5,216         3,353
Income tax benefit related
 to extraordinary item.................................................    (7,492)           --        (1,846)
--------------------------------------------------------------------------------------------------------------
Provision for income taxes.............................................   $ 3,238       $ 5,216       $ 1,507
==============================================================================================================

--------------------------------------------------------------------------------
Note 11. Stock Option Plan

In connection with the Offering, the Company adopted the 1996 Key Employee Stock Option Plan ("1996 Plan"). The 1996 Plan is administered by the Stock Option Committee, which are non--management members of the Company's Board who are appointed by the Board. Any person who is a full--time, salaried employee of the Company (excluding non--management directors) is eligible to participate in the 1996 Plan. The Stock Option Committee selects the participants and determines the terms and conditions of the options. The 1996 Plan provides for the issuance of options covering 1,500,000 shares of common stock, subject to certain adjustments reflecting changes in the Company's capitalization. Options granted under the 1996 Plan may be either incentive stock options ("ISOs") or such other forms of non--qualified stock options ("NQOs") as the Stock Option Committee may determine. The 1996 Plan provides that the option price shall not be less than the fair value of the shares at the date of grant and that such options vest in equal 20% increments over five years. The options expire three years after the date that such portion became vested and exercisable. Option activity under the 1996 Plan is as follows:

                                               Fiscal Year 1996
                                         ---------------------------
                                         Number of      Grant/Option
                                            Shares             Price
====================================================================
Shares under option at beginning
  of year...........................            --                --
Granted.............................       130,330            $18.00
Exercised...........................            --                --
Forfeited...........................            --                --
Expired/Canceled....................            --                --
====================================================================
Shares under option at end of year..       130,330            $18.00
====================================================================
Shares under option exercisable at
 end of year........................            --                --
====================================================================
Shares available for future grant...     1,369,670                --
====================================================================

As disclosed in Note 1. Description of Business and Significant Accounting Policies, the Company adopted the disclosure--only provisions of FAS 123. Accordingly, no compensation cost has been recognized in the Company's audited financial statements for the 1996 Plan. In accordance with FAS 123, the fair value of each option grant was determined by using the Black--Scholes option-- pricing model with the following weighted average assumptions used for 1996: dividend yield of 0.0%; expected volatility of 0.55; risk--free interest rate of 6.1% and expected lives of 5 years. Had compensation cost for the Company's 1996 Plan been determined based on the fair value at the grant date for awards in 1996 consistent with provisions of FAS 123, the Company's net loss available to common shareholders and net loss per common share would not have differed materially from those amounts reported in the consolidated statements of operations; therefore, supplemental pro forma information has not been separately disclosed, as permitted by FAS 123.


Note 12. Shareholder Rights Plan

In connection with the IPO, the Company adopted a rights plan ("Rights Plan"). On April 15, 1996, the Company's Board of Directors declared a dividend of one right for each share of common stock outstanding at the close of business on June 3, 1996. The holders of additional common stock issued subsequent to such date and before the occurrence of certain events are entitled to one right for each such additional share. Each right entitles the registered holder under certain circumstances to purchase from the Company one--thousandth of a share of junior preferred stock (series A) at a price of $80 per one--thousandth share of junior preferred stock, subject to adjustment. The Company may redeem the rights at $.01 per right prior to earlier of the stock acquisition date and the expiration date as defined in the Rights Plan. Prior to exercise of a right, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends or distributions. In addition, the rights have certain anti--takeover effects. The rights are not issued in separate form and may not be traded other than with the shares to which they attach. If unexercised, the rights expire on June 3, 2006.

Note 13. Retirement Plans
Defined Contribution Plans

FiberTech maintains a 401(k) Plan ("FiberTech 401(k) Plan"), a Money Purchase Salary Plan ("FiberTech Money Purchase Salary Plan") and a Money Purchase Hourly Plan ("FiberTech Money Purchase Hourly Plan") (collectively, the "FiberTech Money Purchase Plans") covering all employees who meet certain service requirements. Under the provisions of the FiberTech Money Purchase Plans, the Company has established 401(h) accounts to fund covered medical claims for early retirees up to age 65. Under the FiberTech 401(k) Plan, employer contributions are defined as a matching of employee contributions allowing for a maximum matching contribution of 3% of a participant's earnings. Under the FiberTech Money Purchase Salary Plan, employer contributions are defined as 6.5% of a participant's base salary with 5% contributed to an employee's account and 1.5% allocated to fund the general pool of the 401(h) account. Under the FiberTech Money Purchase Hourly Plan, employer contributions are defined as 2.5% of a participant's base salary with 2% given to an employee's account and .5% allocated to fund the 401(h) account. The 401(h) accounts can be terminated at the Company's discretion at any time without notice. Participant contributions are not permitted under the FiberTech Money Purchase Plans. The cost of the FiberTech plans was approximately

$0.7, $0.8 and $0.8 million for 1996, 1995 and 1994, respectively. Chicopee maintains a 401(k) Retirement Savings Plan for non-union employees ("Chicopee Non-Union 401(k) Plan") and a Money Purchase Retirement Plan for non-union employees ("Chicopee Non-Union Money Purchase Plan "). Under the Chicopee Non-Union 401(k) Plan, employer contributions are defined as a matching of employee contributions allowing for a maximum match of 3%. Under the Chicopee Non-Union Money Purchase Plan, employer contributions are defined as 3.5% of a participant's base salary. Participant contributions are not permitted under the Chicopee Non-Union Money Purchase Plan. Chicopee also maintains a 401(k) Retirement Savings Plan for union employees whereby employer contributions are based on 25% of the first $.40 per hour deferred by the employee. The cost of the Chicopee plans was approximately $1.0 and $0.8 million in 1996 and 1995, respectively. FNA maintains a 401(k) Plan ("FNA 401(k) Plan") covering all employees who meet certain requirements. Each plan year employer contributions are discretionary and are based on employee pre-tax contributions. The cost of the FNA 401(k) Plan was not material in 1996.

Defined Benefit Plans
The Company maintains defined benefit retirement plans covering employees at certain of the Company's subsidiaries. The annual service costs are determined on the basis of an actuarial valuation by using the projected benefit method. Any realizable surpluses are amortized on a straight-line basis over the expected average remaining service lives of the employees in the plan. It is the Company's policy to fund such plans in accordance with applicable laws and regulations. At December 28, 1996, the pension plan assets were primarily invested in separate funds whose values are subject to fluctuation in interest rates and equity/bond securities markets. The data presented in the following tables illustrate components of pension expense, assumptions used in accounting for the defined benefit retirement plans and the funded status for such plans as of the respective periods. Information regarding the Company's defined benefit retirement plan for its Mexican subsidiary is excluded from the following disclosures as such amounts were not material during 1996, 1995 and 1994.

Pension expense included in the determination of net income for 1996, 1995 and 1994 is included in the following table:

                                                   Fiscal Year
                                   ---------------------------------------
(In Thousands)                        1996            1995           1994
--------------------------------------------------------------------------
Current service costs..........    $ 1,523          $ 1,286          $  96
Interest costs on projected
 benefit obligation............      1,673            1,160            158
Return on plan assets..........     (2,158)          (1,400)          (194)
Net amortization of
 transition obligation.........        (52)               5            (12)
--------------------------------------------------------------------------
Pension expense, net...........    $   986          $ 1,051          $  48
--------------------------------------------------------------------------

Significant assumptions used in accounting for the defined benefit retirement plans are as follows:

                                                   Fiscal Year
                                         ---------------------------------
(In Thousands)                              1996          1995        1994
--------------------------------------------------------------------------
Return on plan assets:
U.S. Plan........................           9.0%           9.0%         -
Non U.S. Plans...................        6.5%--13.0%    6.5%--8.0%     8.0%
Discount rate on projected
 benefit obligations:
U.S. Plan........................           7.5%           7.5%         -
Non U.S. Plans...................         6.0%--8.5%    6.0%--8.0%     8.0%
Salary and wage
 escalation rate:
U.S. Plan........................             -             -           -
Non U.S. Plans...................         3.0%--4.0%    3.0% - 4.0%    4.0%
---------------------------------------------------------------------------

The following table sets forth the funded status and amounts recognized in the consolidated balance sheet as of December 28, 1996 and December 30, 1995:

                                                                          1996                                 1995
                                                           -------------------------------------------------------------------------
                                                           (Non U.S. Plans)     (U.S. Plan)     (Non U.S. Plans)     (U.S. Plan)
                                                             Plan Assets     Plan Liabilities     Plan Assets     Plan Liabilities
                                                             Exceed Plan        Exceed Plan       Exceed Plan        Exceed Plan
(In Thousands)                                               Liabilities          Assets          Liabilities          Assets
------------------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation:
Vested...................................................      $21,368              $ 231           $15,533              $ 153
Non-vested...............................................        1,172                181               589                121
------------------------------------------------------------------------------------------------------------------------------------
                                                                22,540                412            16,122                274
Benefits attributable to future salaries.................        3,942                  -             3,005                  -
------------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation.............................       26,482                412            19,127                274
Plan assets at fair value................................       34,036                175            23,509                 15
------------------------------------------------------------------------------------------------------------------------------------
Excess (deficit) of plan assets over projected benefit
 obligation..............................................        7,554               (237)            4,382               (259)
Unrecognized transition net asset........................         (360)                 -              (412)                 -
Unrecognized net (gain) loss.............................       (1,635)                 -               353                  -
------------------------------------------------------------------------------------------------------------------------------------
Prepaid pension cost (pension liability).................      $ 5,559              $(237)          $ 4,323              $(259)
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Note 14. Postretirement Benefits Other Than Pensions

In connection with the Chicopee Acquisition, the Company assumed obligations under a defined benefit health care retirement plan for union employees at Chicopee's North Little Rock, Arkansas manufacturing facility in addition to certain other postretirement benefits for non-union employees. Accordingly, the Company follows the provisions of Statement of Financial Accounting Standards No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions", ("FAS 106"). FAS 106 requires that the accrual method of accounting for postretirement benefits other than pensions be used and the accrual period be based on the period that employees render the services necessary to earn their postretirement benefits. The Company currently anticipates funding the plans on a "pay-as-you-go" basis. The weighted average discount rate used in the calculation of the accumulated postretirement benefit obligation and the net postretirement benefit cost for the plans was 6.5% and 7.5%. The assumed annual composite rate of increase in the per capita cost of Company provided health care benefits begins at 9.0% for 1996, gradually decreases to 6.0% by 1999 and remains at that level thereafter. A 1% increase in these health care cost trend rates would cause the accumulated obligation to increase by $0.7 million. The effect of such increase on the aggregate of the service and interest components of the 1996 net postretirement benefit cost is not significant. Net postretirement benefit cost included in the determination of net income for 1996 and 1995 is included in the following table:

                                                    Fiscal Year
                                                   ------------
(In Thousands)                                     1996    1995
=================================================================
Service cost - benefits earned
 during period...................................  $169    $109
Interest cost on accumulated
 postretirement benefit obligation...............   238     174
-----------------------------------------------------------------
Net postretirement benefit cost..................  $407    $283
=================================================================

The following table sets forth the funded status of the Company's obligation under FAS 106 as of December 28, 1996 and December 30, 1995:


(In Thousands)                                  1996       1995
=================================================================
Accumulated postretirement benefit
 obligation:
Retirees....................................   $   --    $     --
Fully eligible active plan participants.....      885          --
Other active plan participants..............    3,016     3,493
-----------------------------------------------------------------
Accrued postretirement benefit
 obligation.................................   $3,901    $3,493
=================================================================

Note 15. Quarterly Results of Operations (Unaudited)

                                                                                 First      Second       Third      Fourth
(In Thousands)                                                                 Quarter     Quarter     Quarter     Quarter
===========================================================================================================================
Fiscal year ended December 28, 1996
Net sales........................................................             $122,715    $128,593    $135,042    $135,018
Gross profit.....................................................               29,395      32,265      33,834      36,861
Income (loss) before exraordinary item...........................                 (483)      2,598       5,531       7,176
Extraordinary item...............................................                   --     (13,932)         --          --
Net income (loss)................................................                 (483)    (11,334)      5,531       7,176
Redeemable preferred stock dividends and accretion...............               (2,104)       (916)         --          --
Net income (loss) attributable to common stock...................               (2,587)    (12,250)      5,531       7,176
Net income (loss) attributable to common stock per share before
 extraordinary item..............................................             $   (.13)   $    .06    $    .17    $    .22
Extraordinary item per common share..............................                   --        (.53)         --          --
Net income (loss) attributable to common stock...................             $   (.13)   $   (.47)   $    .17    $    .22

Fiscal year ended December 30, 1995
Net sales........................................................             $ 66,012    $123,041    $122,521    $126,064
Gross profit.....................................................               15,999      30,856      29,101      28,076
Net income (loss)................................................              (11,304)      6,774      (2,860)    (16,217)
Redeemable preferred stock dividends and accretion...............                 (200)     (1,398)     (1,454)     (1,787)
Net income (loss) attributable to common stock...................             $(11,504)   $  5,376    $ (4,314)   $(18,004)
Net income (loss) attributable to common stock per share.........             $   (.56)   $    .26    $   (.21)   $   (.88)
===========================================================================================================================

Extraordinary Item

As discussed in Note 2. Initial Public Offering and Note 8. Long-Term Debt, the Company entered into a New Credit Facility in connection with consummation of the Offering. Accordingly, the Company recorded an extraordinary item ($13.9 million, net of the related income tax benefit of $7.5 million) in the second quarter of 1996 related to the write-off of previously capitalized debt issue costs and prepayment costs associated with the repurchase of $50.0 million principal amount of the Senior Notes.


Other

In 1995, the Company incurred net foreign currency transaction losses of approximately $22.8 million related primarily to United States dollar intercompany indebtedness at the Company's Mexican operation ($24.3 million) offset by net foreign currency gains within the Company's Canadian and European operations ($1.6 million). In the fourth

--------------------------------------------------------------------------------
quarter of 1994, the Mexican government discontinued monetary support for the nuevo peso allowing it float to market rates which has resulted in a significant devaluation of the nuevo peso since the end of 1994. As part of the Recapitalization (see Note 2. Initial Public Offering) in 1996, the majority of the Company's United States dollar intercompany indebtedness at its Mexican, Canadian and German operations was effectively converted to equity, thus mitigating the Company's exposure to foreign currency fluctuations. Consequently, the Company's net foreign currency transaction loss in 1996 approximated $3.0 million (primarily related to United States dollar intercompany indebtedness), a decrease of $19.8 million versus 1995. See Note
18. Subsequent Events for a discussion of the Company's change in functional currency for its Mexican subsidiary from the nuevo peso to the United States dollar.

NOTE 16. GEOGRAPHICAL INFORMATION

Geographic data for the Company's operations are presented in the following table. Intercompany sales and expenses are eliminated in determining results for each operation. Export sales from the Company's United States operations to unaffiliated customers approximated $43.8, $16.1 and $8.1 million during 1996, 1995 and 1994, respectively.

                                          Fiscal Year
                                --------------------------------
(In Thousands)                      1996         1995       1994
================================================================
Net sales to unaffiliated
 customers:
United States ................  $312,000     $255,296   $108,356
Canada........................    57,371       59,417     24,418
Europe........................   108,563       99,180     21,347
Mexico........................    43,434       23,745     11,212
----------------------------------------------------------------
  Total.......................  $521,368     $437,638   $165,333
================================================================
Income from operations:
United States.................  $ 35,625     $ 16,918   $  7,994
Canada........................     9,045       13,485      5,746
Europe........................     7,350        4,994        181
Mexico........................    10,128        6,891      1,642
----------------------------------------------------------------
  Total.......................    62,148       42,288     15,563

Other expense, net:
Interest expense..............    33,641       37,868     13,216
Foreign currency transaction
 losses, net..................     2,955       22,811     17,332
----------------------------------------------------------------
Income (loss) before income
 taxes and extraordinary
 item.........................  $ 25,552     $(18,391)  $(14,985)
================================================================
Identifiable assets:
United States.................  $388,240     $324,088   $104,792
Canada........................    92,670       88,100     71,088
Europe........................   171,676      180,978     29,020
Mexico........................    55,529       44,815     36,529
----------------------------------------------------------------
  Total.......................  $708,115     $637,981   $241,429
================================================================

NOTE 17. CERTAIN MATTERS

The Company's corporate headquarters are housed in space leased by a shareholder of the Company from an affiliate of the shareholder. A portion of the payments and other expenses, primarily insurance and allocated costs, are charged to the Company. Such amounts approximated $2.1, $2.3 and $1.4 million in 1996, 1995 and 1994, respectively. On September 1, 1993, an affiliated entity of the Company acquired a manufacturing facility in Vineland, New Jersey for the benefit of a wholly-owned subsidiary of the Company and entered into a lease of the facility to the subsidiary at a base rate of $2.50 per square foot, subject to adjustment to account for inflation, which is comparable to similar properties in the area. The lease terminates on August 31, 2003 and is subject to a fair market value purchase option at termination. Annual rental expense relating to this lease approximated $0.2 million in 1996, 1995 and 1994, respectively. On January 11, 1996, the Company issued 10,000 shares of 13% Cumulative Redeemable Preferred Stock, $.01 par value, to an entity affiliated with the Company for $10.0 million. Such shares were redeemed in connection with the IPO (see Note 2. Initial Public Offering).

NOTE 18. SUBSEQUENT EVENTS
Foreign Currency

Effective December 29, 1996, the Company changed the functional currency for its Mexican subsidiary from the nuevo peso to the United States dollar due to economic facts and circumstances including: (i) the cumulative inflation index in Mexico has been approximately 100% over a three year period ended December 28,1996; (ii) an increase in the volume of transactions denominated in dollars including dollar-indexed transactions; and (iii) the cash flows of the Company's Mexican subsidiary are directly affected since a substantial portion of transactions are dollar denominated or dollar-indexed. In accordance with FAS 52, the dollar translated amounts of nonmonetary assets, primarily property, plant and equipment and goodwill, at December 28, 1996, became the accounting basis for those assets at December 29, 1996, and for subsequent periods. Additionally, the Mexican-related cumulative translation adjustment at December 28, 1996, accumulated in shareholders' equity prior to this change in functional currency, remains as a separate component of shareholders' equity.

Employee Stock Purchase Plan

On January 1, 1997, the Company adopted the Stock Purchase Plan for Employees of Polymer Group, Inc. which allows employee participants to purchase common stock of the Company through payroll deductions. The plan is administered by a third party and all administrative costs of the plan are covered by the Company. In accordance with the plan, share purchases by the administrator are made at the fair value of the Company's common stock on the date of purchase.